Westpac Banking Corporation

575 Fifth Avenue, 39th Floor

New York, NY 10017-2422

September 8, 2010

Ms. Sharon Blume

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Westpac Banking Corporation
Form 20-F for the Fiscal Year Ended September 30, 2009
Filed November 13, 2009
File No. 001-10167

Dear Ms. Blume:

Westpac Banking Corporation (“Westpac”) has received your letter, dated August 27, 2010 (the “Comment Letter”), setting forth the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding Westpac’s Form 20-F for the fiscal year ended September 30, 2009 (File No. 001-10167) filed with the Commission on November 13, 2009.

The Comment Letter requests Westpac to respond to the staff’s comments within ten business days or to advise you when Westpac will provide its response.  As Westpac’s U.S. counsel, Debevoise & Plimpton LLP, discussed with Ms. Angela Connell of the staff on September 2, 2010, Westpac has reviewed the staff’s comments and has begun preparation of its response.  However, Westpac will require additional time to consider and respond fully to the staff’s comments.  Accordingly, Westpac respectfully requests an extension of time to respond to the staff’s comments.  Westpac expects to provide its response to the Commission no later than September 30, 2010, and will endeavor to submit the response earlier if feasible.

If you have any questions relating to the foregoing, please do not hesitate to contact me at (212) 551-1926 or Alan H. Paley of Debevoise & Plimpton LLP at (212) 909-6694.

Sincerely,

Westpac Banking Corporation

By:	/s/ Manuela Adl
Senior Vice President and
Chief Operating Officer

cc:	Paddy Rennie, Westpac Banking Corporation
Alan H. Paley, Debevoise & Plimpton LLP